STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.

10160 – 112th Street

Edmonton, Alberta

Canada T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

February 15, 2012

3.	News Release:

A news release was issued by Stantec on February 15, 2012, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that its board of directors has approved a dividend policy, and concurrently declared its first quarterly dividend.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec announced that its board of directors has approved a dividend policy, and concurrently declared its first quarterly dividend of C$0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012.

Of this first quarterly dividend, C$0.10 per share has been designated as an “ineligible dividend” and C$0.05 per share has been designated as an “eligible dividend” for Canadian income tax purposes.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J.D. Alpern

Vice President & Secretary

Stantec Inc.

10160 – 112th Street Edmonton, Alberta

T5K 2L6

(780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 23rd day of February, 2012.